PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHE[redacted]
Greece

SUPPL

09046084

BY COURIER

No/Date : F/D1 : 147/28-4-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

Dlw 5/18

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of PPC approved, on April 28, 2009, two Memoranda of Understanding, one between PPC and Restis Group of Companies – Golden Energy One Holdings Ltd and one with Quantum Corporation Limited and the Bank of Cyprus.

The Memorandum of Understanding with Restis Group of Companies – Golden Energy One Holdings Ltd refers to examining the potential for cooperation between the firms in the following areas:

- Development, construction and operation of lignite mines and lignite power plants in Montenegro
- Joint participation in the tender launched by the government of Montenegro for the partial sale and share capital increase of the company "EPCG" (electric utility active in the generation, transmission, distribution and supply of energy)
- Development, construction and operation of RES projects in Greece and Southeast Europe.

The Memorandum of Understanding with Quantum Corporation Limited and the Bank of Cyprus refers to examining the feasibility of the construction and operation of power plants in Bosnia-Herzegovina.

Athens, April 28, 2009